

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Daniel Okelo
Chief Executive Officer
Privacy & Value Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

      Re: Privacy & Value Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed August 11, 2021
          File No. 333-256885

Dear Mr. Okelo:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2021 letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to prior comment 1. Please update your disclosure here and throughout the filing to clarify the status of the agreement with Cyber Apps World, Inc. Specifically, clearly disclose that the June 15, 2021 due date has passed and Cyber Apps has not made the payment as of the date of the prospectus.

Daniel Okelo
Privacy & Value Inc.
August 20, 2021
Page 2

       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Greg Yanke